UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED
(Translation of registrant’s name into English)

Oak House
Hirzel Street
St. Peter Port
Guernsey GY1 2NP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes materials as an exhibit that have been made available in respect of Burford Capital Limited as of July 25 2022.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Issued, July 26, 2022

26 July 2022

NOTICE OF INTERIM 2022 RESULTS DISCLOSURE DATE
AND RESULTS CALL REGISTRATION AND PARTICIPATION DETAILS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces that it will disclose its interim results for the six months ended June 30, 2022, on Tuesday, August 9, 2022, at 7.00am EDT / 12.00pm BST / 1.00pm CEST.

Management will host a conference call for investors and analysts at 10.00am EDT / 3.00pm BST / 4.00pm CEST on Tuesday, August 9, 2022.

To gain dedicated access, investors and analysts are encouraged to pre-register for the results call via:
https://www.investis-live.com/burfordcapital/62d908ef299ad30e00fc8ea2/rghu.

The dial-in number for the results call is +1 646 664 1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 900462. To minimize the risk of delayed access, participants who have not pre-registered are urged to dial into the results call by 9.45am EDT / 2.45pm BST / 3.45pm CEST.

An accompanying interim 2022 results presentation for investors and analysts will also be made available on the Burford Capital website: https://www.burfordcapital.com/shareholders.

Following the results call, a replay facility will be available until Tuesday, August 23, 2022, by dialling +1 845 709 8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 754450.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". In some cases, predictive, future-tense or forward-looking words such as "aim", "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "potential", "predict", "projected", "should" or "will" or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

	By:	/s/ Mark Klein
		Name:	Mark Klein
		Title:	Chief Administrative Officer and General Counsel

Date: July 26,2022